Exhibit 99.2

Enclosure 2

PRESS RELEASE

The Royal Bank of Scotland Group plc – Board Change

4 November 2008

The Royal Bank of Scotland Group plc (“RBS”) announces today that Mark Fisher, an Executive Director who is currently seconded to ABN AMRO will be leaving the Group during 2009. The timing of his departure will be aligned with the progress of the integration of ABN AMRO into RBS, which remains on track for its scheduled completion in 2009.

In addition, as part of the current restructuring of the Board, Mr Fisher will step down as a Director on 21 November 2008.

Commenting on the change Sir Tom McKillop, Chairman of RBS, said:

“I would like to thank Mark for his many contributions to the Group over the years. As the integration nears its completion it is a natural time for Mark to seek new challenges and we all wish him well for the future.”

Contact Details:

Andrew McLaughlin

Group Director, Communications

Tel: +44 (0)131 626 3868
Mob: +44 (0)7786 111689

Andrew.McLaughlin@rbs.com

Steven Blaney

Group Communications

+44 (0) 7525 987 676

Steven.Blaney@rbs.com